Washington Trust Bancorp, Inc. 2002 Annual Report





Acquisition of Phoenix Investment ...

Acquisition of First Bank and Trust Company – 2002

Warwick Branch Opening – 2003

Washington Trust Founded – 1800

Acquisition of Pier Bank – 1999

EMBRACING OPPORTUNITIES

Corporate Profile

Washington Trust Bancorp, Inc. (the Corporation) is the publicly-owned holding company of The Washington Trust Company (the Bank), a Rhode Island-chartered bank founded in 1800. The Bank offers a broad range of services, including trust and investment management, through its branch offices in Rhode Island and southeastern Connecticut.

At December 31, 2002, Washington Trust had 443 employees. Washington Trust has adopted an Affirmative Action Plan and is an Equal Opportunity Employer. The Bank is a member of the FDIC and an Equal Housing Lender.

Corporate Offices

Washington Trust Bancorp, Inc.
23 Broad Street
Westerly, Rhode Island 02891-1868
401-348-1200 1-800-475-2265
Website: www.washtrust.com

Market Leadership

- $1.7 Billion in Total Assets
- Oldest Community Bank in the Nation
- Largest Independent Bank in Rhode Island
- 16 Branches (including Warwick branch, scheduled to open in the spring of 2003)
- 53% Deposit Share in Washington County, RI

Balanced Earnings Stream

Washington Trust understands the importance of having a balanced stream of earnings. Our success depends upon our ability to grow our core lines of business by providing competitively priced products, superior service and technology that supports our business needs.

Key Performance Measures

- 10 Consecutive Years of Dividend Increases
- ROA Consistently Above 1%
- Strong Asset Quality

Strong Track Record

Washington Trust is committed to enhancing shareholder value. We do this by meeting the needs of our customers, employees, shareholders and the communities we serve.

Core Lines of Business

- Business Banking
- Asset Management
- Trust Services
- Personal Banking
- Mortgage Banking

2002 Accomplishments

- Completed Acquisition of First Bank and Trust
- Set Record Mortgage Volume
- Achieved Record Deposit Growth
- Increased Commercial Loan Activity
- Supported Hundreds of Local Nonprofits with Financial and Volunteer Support
- Commenced Construction of Warwick Branch Location

Market and Dividend Information

Washington Trust Bancorp, Inc.'s common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market® under the symbol WASH. As of December 31, 2002, there were 2,214 shareholders of record.

2002 Quarters	1	2	3	4
Stock prices:				
High	$19.72	$24.11	$23.83	$21.20
Low	18.00	19.05	19.12	19.10
Dividend declared	.14	.14	.14	.14

2001 Quarters	1	2	3	4
Stock prices:				
High	$17.75	$22.62	$22.14	$19.73
Low	13.75	16.35	16.69	17.76
Dividend declared	.13	.13	.13	.13

Auditors: KPMG LLP, Providence, Rhode Island

Counsel: Goodwin Procter LLP, Boston, Massachusetts

Annual Meeting of Shareholders: Tuesday, April 29, 2003, 11:00 a.m., Westerly Public Library, 44 Broad Street, Westerly, Rhode Island 02891

Vote Your Proxy Online

For your convenience, you can vote your shares online. Have your proxy card ready and go to the website http://www.eproxy.com/wash. You will be prompted to enter your control number located on your card. Then, follow the instructions to create and submit an electronic ballot.

Total Deposits


$627.8
$660.8
$735.7
$816.9
$1,110.5
1998
1999
2000
2001
2002

dollars in millions

Shareholders' Equity


$78.4
$78.2
$89.2
$97.9
$128.7
1998
1999
2000
2001
2002

dollars in millions

(Dollars in millions, except per share amounts)	2002	2001	2000	1999	1998
	As of or for the years ended December 31,				
FINANCIAL RESULTS					
Net interest income	**$ 44.3**	$ 39.4	$ 37.9	$ 35.6	$ 32.6
Provision for loan losses	**.4**	.6	1.2	1.8	1.9
Noninterest income	**23.3**	21.5	19.7	18.8	16.5
Net income	**16.8**	13.1	13.2	12.5	12.2
Net income – operating basis[1]	**17.2**	15.6	13.9	12.8	11.5
PER SHARE INFORMATION					
Diluted earnings per share	**$ 1.30**	$ 1.07	$ 1.09	$ 1.03	$ 1.01
Diluted earnings per share – operating basis[1]	**1.33**	1.28	1.15	1.06	.95
Cash dividends declared	**.56**	.52	.48	.44	.40
Book value	**9.87**	8.15	7.43	6.55	6.66
Market value – closing stock price	**19.53**	19.00	14.00	17.75	21.50
FINANCIAL CONDITION					
Net loans	**$ 779.6**	$ 592.1	$ 584.0	$ 536.7	$ 486.0
Securities	**795.8**	629.1	511.5	446.8	415.5
Total assets	**1,745.7**	1,362.2	1,218.1	1,105.6	995.2
Total deposits	**1,110.5**	816.9	735.7	660.8	627.8
Shareholders' equity	**128.7**	97.9	89.2	78.2	78.4
RATIOS (%)					
Return on average assets	**1.07**	1.01	1.14	1.19	1.31
Return on average assets – operating basis[1]	**1.09**	1.20	1.20	1.21	1.24
Return on average equity	**14.25**	13.86	16.14	15.73	16.09
Return on average equity – operating basis[1]	**14.60**	16.54	16.98	16.04	15.21
Nonperforming assets to total assets	**.24**	.28	.28	.35	.61
Allowance for loan losses to total loans	**1.95**	2.24	2.20	2.25	2.21

(1) The following table presents a reconciliation of financial results presented in accordance with accounting principles generally accepted in the United States of America and operating basis results:

	2002	2001	2000	1999	1998
Net income	**$ 16.8**	$ 13.1	$ 13.2	$ 12.5	$ 12.2
Nonoperating items, net of tax:					
Acquisition costs	.4		1.1	1.3	
Litigation settlement, net of insurance recovery		2.5			
Pro-forma income taxes on pre-acquisition earnings of acquired company [2]			(.4)	(.7)	(.7)
Net gain on sale of credit card portfolio				(.3)	
Total nonoperating items	.4	2.5	.7	.3	(.7)
Net income - operating basis	$ 17.2	$ 15.6	$ 13.9	$ 12.8	$ 11.5

(2) Phoenix Investment Management Company, Inc. operated as a sub-S corporation prior to the June 26, 2000 acquisition. The acquisition was accounted for as a pooling of interests.

Total Assets


$995.2
$1,105.6
$1,218.1
$1,362.2
$1,745.7
1998
1999
2000
2001
2002

dollars in millions

Net Loans


$486.0
$536.7
$584.0
$592.1
$779.6
1998
1999
2000
2001
2002

dollars in millions

Our Vision: To Be The Best Community Bank And Trust Company In New England

Our Mission:

As an independent financial services company, we will provide the highest value to our shareholders by:



Delivering superior service to our customers,



Providing financial and public service leadership in our communities,



Fostering a well-trained and highly motivated staff.

This report contains certain statements that may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Corporation's actual results, performance or achievements could differ materially from those projected in the forward-looking statements as a result, among other factors, of changes in general national or regional economic conditions, changes in interest rates, reductions in the market value of trust and investment assets under management, reductions in deposit levels necessitating increased borrowing to fund loans and investments, changes in the size and nature of the Corporation's competition, changes in loan default and chargeoff rates and changes in the assumptions used in making such forward-looking statements.

Contents



Letter to Shareholders

ear Shareholders:



The best way to describe the year 2002 is to say that it was a time when we embraced opportunities and met the challenges of a unique year. It was a year in which interest rates were at 40-year lows, the unstable geopolitical environment depressed both the economy and the financial markets, and the corporate world was often in turmoil. Yet, powered by the elements that comprise our community banking strategy – strong management, growth, market leadership, and a balanced earnings stream – we achieved record earnings.

In April, we completed a significant strategic acquisition expanding our Rhode Island market area. We acquired First Financial Corp. (First Bank and Trust), with branches in key market locations, including Cranston and Providence, Rhode Island. That addition has already been a success.

In late 2002, we broke ground for our sixteenth branch office located in Warwick, a major city in central Rhode Island. Scheduled to open in the spring of 2003, the 7,300+ square foot branch will house commercial lending, asset management, trust services, and mortgage banking specialists, as well as offering full-service retail banking services.

The growth potential for us is important when you consider that the Providence and Kent County markets, where our new branches are located, have more than six times the number of households and businesses as the Washington County market. While we face a greater number of competitors in these areas, we enter them equipped with an excellent reputation for both service quality and banking expertise.

Challenged by a difficult economy, all areas of the Bank worked to contribute to the bottom line in 2002. Our commercial lending area – already established as one of the top commercial lenders in Washington County – benefited from our First Bank and Trust acquisition by adding new clients and establishing a presence as a statewide lender. As a result, commercial loans now comprise almost fifty percent of our total loan portfolio.

Phoenix Investment Management and our Trust and Investment Services area expanded their client bases and worked hard to preserve their clients' wealth in the turbulent 2002 market. Both areas continue to serve as key contributors to noninterest income.

Faced with a low interest rate environment, we aggressively pursued refinancing opportunities, the resale market and construction financing, booking a record number of mortgage loans in 2002. We also offered a competitive home equity line rate and saw exceptional growth in that line of business. As a result of the First Bank acquisition and strong advertising, we experienced terrific core deposit growth and exceeded $1 billion in deposits for the first time in the Corporation's history.

At our Annual Meeting on April 23, 2002, we bid a fond farewell to former Washington Trust Bancorp, Inc. Chairman and CEO Joseph J. Kirby, as he retired from the Board of Directors. Joe has spent 39 years with Washington Trust and will continue with us as a member of the Directors' Advisory Council. At the Meeting last April, we also welcomed Patrick J. Shanahan, Jr., retired Chairman, President and CEO of the former First Financial Corp., as a new member of our Board of Directors. Pat has extensive experience in the banking industry and public company ownership and is a great addition to our board.

For more than 200 years, Washington Trust has been guided by boards of directors and management teams who have served as leaders in their respective fields and in the local communities we serve. Our current Board is no different. In addition to Jack Treanor and myself, it includes 14 non-employee directors, each of whom brings a wealth of talent and diversity to our Corporation. We have always taken corporate governance seriously. Each of our major board committees is chaired by independent board members, including our Audit Committee which is composed solely of outside directors. In addition, for many years, the independent directors have chosen a Lead Director to chair the Board on any issues appropriately handled only by the independent directors. Your Corporation matters to us.

The financial results posted on these pages reflect our commitment to the vision to be the Best Community Bank and Trust Company in New England. We continue our progress toward fulfillment of that vision and accomplishment of our mission, which is to provide our shareholders with the highest possible value. We thank you for your ongoing support and look forward to continuing our relationship with you in the years to come.

Sincerely,

John C. Warren
Chairman and Chief Executive Officer

John F. Treanor
President and Chief Operating Officer


PROVIDENCE
Johnston
Centredale
Esmond
Hughesdale
Thornton
Cranston
Auburn
Pawtuxet
Barrington
Apponaug
Warwick
Cowesett
Chepiwanoxet
Goddard Memorial State Park
104
6
103
114
117
117A
295
33
13
115

Location, location, location. This familiar axiom for business success proved true for Washington Trust in 2002, when the acquisition of First Bank and Trust provided the Bank with a firm new foothold in central Rhode Island and Providence.

he year 2002 was full of opportunities – opportunities to grow our market area, to meet and exceed our customers' expectations, and to deepen our roots in the communities we serve. For 202 years, Washington Trust's primary market area has been Washington County and southeastern Connecticut. Our expansion into Providence and Kent Counties significantly increases our market area.

The spring 2002 addition of the First Bank branches in Cranston and Providence and the consolidation of the First Bank branches in North Kingstown and Richmond, Rhode Island, generated some 5,000 new Washington Trust customers.

Those new customers discovered a full range of new products and services at their disposal, including mortgages and home equity loans, trust and investment services, and merchant services. In addition, they appreciated the conveniences of an expanded ATM network and online banking services for personal and business accounts.

Our new First Bank customers enjoyed a seamless transition to Washington Trust, and as a result, we retained virtually every customer. We accomplished this by allowing those customers to keep their account numbers and checks, making the changeover hassle-free from their perspective. Nor were there any noticeable personnel changes among the friendly faces that greeted them on the teller line or in the customer service area.


WELCOME TO
WASHINGTON TRUST

The "Welcome to Washington Trust" brochure for former First Bank customers included 25 pages of comprehensive information on all Washington Trust products, easy-to-read grids for account comparison, and coupons for discounts on banking services.


PARK AVE
RESERVOIR AVE

Washington Trust's new location at the corner of Park and Reservoir Avenues in Cranston, Rhode Island benefits from being at the crossroads of one of the state's busiest traffic intersections.



In the fall of 2002, Washington Trust Chairman and CEO John C. Warren was joined by some two dozen dignitaries for a "vault signing" ceremony at the new branch. In his remarks, Mr. Warren encouraged everyone present to write something that might inspire the Bank's future leaders, should the vault be uncovered and the signatures exposed when Washington Trust turns 300 years old in the year 2100.

To celebrate our expansion into Providence County, we embarked on a bank-wide promotion of our relationship accounts. The program helped to generate some $75 million in deposits, of which approximately 80% were new to Washington Trust.

Commonly known as the "Crossroads of Rhode Island," Kent County – and specifically the City of Warwick – is the dynamic, burgeoning economic region that links Washington County in the south to Providence County and other points north. It is precisely for these reasons that Washington Trust selected this spot in central Rhode Island as the home for its 16th branch location, to open in the spring of 2003.

With construction of the new branch well underway, Washington Trust has begun serving this new community. Members of the Bank's commercial lending, retail banking, and trust and investment management division have been proactively reaching out to new prospects, in anticipation of the branch's opening. We have extended our community outreach to the Warwick area by providing financial support for nonprofit institutions and organizations such as Kent County Hospital, the Boys & Girls Clubs of Warwick and the Sargent Rehabilitation Center, as well as building relationships with groups such as the Central Rhode Island Chamber of Commerce.

The addition of retail branches in Cranston, Providence and Warwick provides Washington Trust with locations within densely populated neighborhoods and thriving business districts that are key to our future growth.


Mediterraneo

The acquisition of First Bank provided Washington Trust with a solid business banking portfolio, including Mediterraneo, a renowned Italian restaurant in the City of Providence.


Barrington
117
117A
Arctic
Apponaug
Cowesett
Chepiwanoxet
Goddard Memorial
State Park
East Greenwich
Narragansett Bay
Quonset
Point
Wickford
Junction
Wickford
Lafayette
Hamilton
Slocum

Already one of the leading commercial lenders in Washington County, Rhode Island and southeastern Connecticut, our expansion into central Rhode Island helped establish us as a statewide business bank.





Key to unlocking growth opportunities in all aspects of business banking was our acquisition of First Bank and Trust and resulting expansion into the Providence and Cranston market areas. Those markets, together with the Kent County market we will serve through our new Warwick branch, means that Washington Trust is geographically positioned to draw from a pool of 21,000 potential new business banking customers.

Our Commercial Lending area is succeeding in attracting new clients in this part of the state by providing multi-million dollar financing to some well-known businesses. The department's major accounts represent a cross-section of the state's major industries, ranging from real estate and hospitality to manufacturing and biomedical technology.



Washington Trust became a player in the redevelopment of historic downtown Providence in 2002 when we provided a commercial mortgage for Alice Group, LLC, owner of The Alice Building at 236-250 Westminster Street. Located just a few blocks from our Providence branch, the renovated building is now comprised of 38 loft-style apartments on its upper floors and retail space at street level. As financier for this project, Washington Trust joins a group of public and private entities that have invested a total of more than $1 billion to rejuvenate this historically significant section of Rhode Island's capital city.



Dominion Diagnostics, a biomedical technology company located near our North Kingstown branch in the Quonset-Davisville Port and Commerce Park, is an example of a business banking relationship that includes commercial loans and equipment leasing. And our relationship with the company doesn't stop there – a number of their 60+ employees became personal banking customers by opening new personal accounts and obtaining mortgages.

To best serve this growing and increasingly diverse client base, we made additions and enhancements to our suite of business products and services. Through our online business banking service we made it possible for our customers to access cash management services over the Internet. Other upgrades to this service include email alerts for account activity and enhancements to the online bill payment system. To ensure our customers' understanding of the online banking system and its features, members of the Washington Trust staff began making personal visits to these companies to provide initial training, and follow up with toll-free telephone technical support.

Recognizing that leasing can be a cost-effective way for our business clients to manage some of their finances, we promoted our equipment leasing program in 2002. The



Our equipment leasing program provides up to 100 percent financing – including 'soft costs' – on new and used equipment ranging from computers and software to medical/dental equipment, portable buildings, office furniture, and security systems.

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Current Rates
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Home Equity Line
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Business Banking
anking | Cash Management | Checking | Savings

Financial Planning **Resource Center**
- Developing a Business Plan
- Benefits of Equipment Leasing

Our enhanced online business banking service makes it easy for our clients to manage their accounts right from their own computers.

Venerable Westerly, R.I.-based coffee and pastry manufacturer/retailer Bess Eaton had an innovative idea: to be the first company of its kind to introduce the concept of selling hot glazed doughnuts to its market area. To establish an important first foothold, Bess Eaton designed a flagship store centered on a large bake shop, complete with a glassed-in viewing area where customers could watch the production process. To finance this new phase of Bess Eaton's business, Washington Trust provided its long-time client with a commercial loan in 2002. Now, when the "heart" light comes on, passers-by know that the hot doughnuts are ready.



program is becoming popular with business owners who want to protect their cash flow and keep their lines of credit open; we are making the process easier for them by offering rapid pre-approval on leasing lines of credit.

To serve our customers who conduct business outside of the United States, we introduced a package of international trade services that are designed to help them to compete in the global marketplace. These include import and export letters of credit, documentary collection, international wire service, and foreign exchange services.

Existing business products and services experienced growth in 2002 as well. Working in partnership with retail banking and commercial lending, our merchant services area added more than 150 new businesses to the list of Washington Trust customers who use our merchant credit card processing services. This new business helped us to realize gains in merchant processing revenues, spurring our plans to expand the merchant services product line in 2003.

Bess Eaton®
Coffee & Bake Shop


COURTYARD



In 2002, Washington Trust financed long-time client Waterford Hotel Group's newest project, a Courtyard by Marriott hotel in Warwick, R.I. The rapid growth of Rhode Island's T.F. Green State Airport, coupled with the increasing popularity of the City of Providence as a convention and visitor destination, has created a growing need for hotel rooms and visitor amenities in the Greater Providence-Warwick area.

Thanks to new changes in our market area, we were able to embrace new business opportunities in municipal services. Municipal governments and state agencies from Westerly to East Providence have turned to us for services such as short-term investments, checking accounts, and trust and asset management. With the potential for more new business in 2003, plans are underway to expand the range of products we provide to this specialized market.

By working together on sales calls to potential new clients, cross-selling our products and services, and brainstorming new ideas, our professionals proved that teamwork turned the key that unlocked the opportunities we enjoyed in business banking in 2002.



PROVIDENCE
Johnston
Hughesdale
Thornton
Cranston
Auburn
Pawtuxet
Riverside
Barrington
Apponaug
Cowesett
Chepiwanoxet
Esmond
Centredale
Lonsdale
Valley Falls
Arctic

Phoenix Investment Management, acquired by Washington Trust in 2000, has been providing investment management services to individuals and institutions since 1988.



The Rhode Island Philharmonic Orchestra trusts its endowment to Phoenix Investment Management. The Orchestra provides critically acclaimed and accessible symphonic performances at Providence's Veteran's Memorial Auditorium and other venues throughout Rhode Island. Its affiliated Music School offers superior music education for children, adults and families.



Despite a challenging investment climate, our Phoenix Investment Management division realized further growth. It was a year marked by strong performance results and the division's best year for new business, as individual investors and organizations alike recognized the value of turning to seasoned money managers with proven track records.

During a period of very high market volatility, Phoenix proved once again that financial counsel is not about promises, but performance. Phoenix Investment Management's equity composite, fixed income composite, and balanced fund composite outperformed the leading market indices and the mutual fund universe in their respective categories in 2002, just as they did in 2000 and 2001.

Looking forward to 2003, Phoenix remains focused on preserving and increasing the real value of clients' capital and generating adequate cash flow for their individual needs through intensive and effective asset management.

A new Phoenix Investment Management client, St. Elizabeth Community operates nursing homes in East Greenwich, Bristol and Providence, R.I. Phoenix manages St. Elizabeth's employee pension fund and endowment. Here at the new East Greenwich facility, a client enjoys the company of a resident pet. St. Elizabeth's is also renovating a building in Providence that will become an affordable assisted-living facility.




PROVIDENCE
West Warwick
KENT
Kingston
Charlestown

With offices in Westerly, Narragansett and Providence, our Trust & Investment Services division is positioned to provide professional, client-driven asset management, financial planning and fiduciary services to clients throughout Rhode Island and southeastern Connecticut.


n 2002, our Trust & Investment Services division succeeded in attracting new clients. Both nonprofit organizations and private investors increasingly turned to our financial experts, whose track records demonstrate that they can set long-term goals, create a plan to reach those goals, and measure their success.

To meet the needs of an expanding client base, our Trust & Investment Services division embraced the opportunity to enhance client service. The division accomplished this by making operational improvements, such as upgrading software and technologies, augmenting employee training, and improving the Bank's visibility in the nonprofit arena.

One good example is our expanded relationship with the Rhode Island Foundation, a statewide foundation that utilizes private philanthropy from a wide range of donors to meet the needs of the communities it serves. In addition to serving as one of the Rhode Island Foundation's money managers, our Trust & Investment Services area supported the organization's work by co-sponsoring a series of seminars that were aimed at educating the nonprofit community and their professional advisors about issues in asset management and trust services.

The division continues to offer quality service by coordinating professional advisors, fiduciary services and administrative support. We remain committed to a management philosophy that is focused on long-term results.


The Rhode Island Foundation



the Women's Fund OF RHODE ISLAND

In November of 2002, Washington Trust was the gold sponsor of the Rhode Island Foundation's Women's Forum, an event that introduced a comprehensive study of the status of women in Rhode Island to more than 400 of the state's business, civic and political leaders. The Women's Fund, whose mission is to advance equity and social justice for women and girls, is a field of interest fund at the Rhode Island Foundation.


PROVIDENCE
Johnston
Cranston
West Warwick
Coventry
Hope Valley
West Kingston
Kingston
Wakefield
North Stonington
Ashaway
Bradford
Charlestown
Stonington
Quonochontaug

At Washington Trust we know that, more than anything else, helping people today means providing exceptional service backed by knowledge, experience and personal attention to detail.


With mortgage rates dipping to 40-year lows in 2002, Washington Trust's retail lending department enjoyed a record year, doubling the projections set forth at the beginning of the year and exceeding the record set in 2001 by nearly one-third.

As we entered the traditionally busy late spring and summer months, we successfully introduced our mortgage and home equity line products in our new markets in the greater Providence area and central Rhode Island. While home equity loan/line business was burgeoning throughout our market area, an important portion of that business can be attributed to our new presence in the cities of Providence and Cranston, R.I.



Key to our success was the yearlong promotion of a low rate home equity line of credit. As a result, our home equity lines increased by 44% over 2001.

Washington Trust's core deposits set a new record, exceeding $1 billion, thanks in part to the acquisition of First Bank and Trust. A bank-wide marketing campaign, launched to promote our new presence in Providence and Cranston, stimulated new business throughout our market area and attracted additional dollars from both new and existing customers.

The Bank's website, www.washtrust.com, took on a new look and feel in 2002, aimed at improving navigation and offering online loan applications. The site's new Financial Resources section includes articles on subjects pertaining to personal banking, business banking, trust services, and investment services. It also includes a short

Housing additions and home improvements were popular with our customers in 2002, as they took advantage of historically low interest rates and skyrocketing home values to refinance or obtain home equity loans and lines of credit.

REFINANCE
WITH US AND THE REST IS ON THE HOUSE



Get great rates and the benefits of Freedom Plus℠ checking.

All the extras are on us – free ATMs, free checks, free online banking and bill pay, and a debit card with travel and merchandise rewards. Plus the personalized service that's been our hallmark for more than 200 years. Apply at any branch or call 401-348-1200 or 1-800-475-2265 anytime.
Mortgage experts on site Wednesdays till 8 p.m. in Cranston, North Kingstown and Narragansett.

15 Year Fixed Rate*

5.250% Interest Rate
5.631% Annual Percentage Rate

30 Year Fixed Rate**

5.750% Interest Rate
5.980% Annual Percentage Rate


THE WASHINGTON TRUST
Company
Member FDIC
www.washtrust.com

Rate effective as of 9/5/02. *A loan of $150,000 will result in 180 monthly payments of $1,205.82 each with 2 points and 20% downpayment. **A loan of $150,000 will result in 360 monthly payments of $875.36 each with 2 points and 20% downpayment. Rates may change without notice. Please call 401-348-1200 or 1-800-475-2265 for current rates. Loans subject to credit approval. Freedom Plus checking requires a $5,000 combined relationship (includes deposits, loans, and trust & investments). Other banks may charge for ATM use. Free checks are freedom wallet style. See a Customer Service Representative for details.

To take advantage of the "hot" mortgage market, Washington Trust ran a print campaign to advertise our low interest rates and our combination of superior products and excellent customer service.

questionnaire that helps visitors determine which accounts are best for them.

As a community bank, part of our mission is to provide financial and public leadership in the communities we serve. During 2002, the Bank provided corporate sponsorship and support to hundreds of organizations located throughout Rhode Island and southeastern Connecticut. Our employees raised money and awareness through participation in walkathons, housing builds, dress down days and similar events, and provided volunteer leadership and other support for organizations ranging from health and human services to youth and family issues, to arts and cultural organizations.

Looking forward to 2003, we will continue to embrace opportunities, develop new relationships and partnerships, and provide support to the communities we serve. We remain committed to our core values of quality, integrity and community, and to the fulfillment of our vision, "To Be The Best Community Bank & Trust Company in New England."


PawSox
TM

Each year, Washington Trust sponsors numerous youth athletic teams. In 2002, we presented our local Little League teams with tickets to Washington Trust Night at the AAA Pawtucket Red Sox, featuring the annual Independence Day fireworks display.



CONSOLIDATED BALANCE SHEETS

December 31, (Dollars in thousands)	2002	2001
ASSETS:		
Cash and due from banks	**$39,298**	$30,399
Federal funds sold and other short-term investments	**11,750**	20,500
Mortgage loans held for sale	**4,566**	7,710
Securities:		
Available for sale, at fair value	**553,556**	453,956
Held to maturity, at cost; fair value $250,446 in 2002 and $177,595 in 2001	**242,277**	175,105
Total securities	**795,833**	629,061
Federal Home Loan Bank stock, at cost	**24,582**	23,491
Loans	**795,126**	605,645
Less allowance for loan losses	**15,487**	13,593
Net loans	**779,639**	592,052
Premises and equipment, net	**24,415**	22,102
Accrued interest receivable	**7,773**	7,124
Goodwill and other intangibles	**25,260**	669
Other assets	**32,545**	29,121
Total assets	**$1,745,661**	$1,362,229
LIABILITIES:		
Deposits:		
Demand	**$157,539**	$134,783
Savings	**471,354**	316,953
Time	**481,600**	365,140
Total deposits	**1,110,493**	816,876
Dividends payable	**1,825**	1,569
Federal Home Loan Bank advances	**480,080**	431,490
Other borrowings	**9,183**	2,087
Accrued expenses and other liabilities	**15,359**	12,270
Total liabilities	**1,616,940**	1,264,292
Commitments and contingencies		
SHAREHOLDERS' EQUITY:		
Common stock of $.0625 par value; authorized 30 million shares in 2002 and 2001; issued 13,086,795 shares in 2002 and 12,065,283 in 2001	**818**	754
Paid-in capital	**28,767**	10,696
Retained earnings	**90,717**	81,114
Unamortized employee restricted stock	**(24)**	–
Accumulated other comprehensive income	**9,294**	6,416
Treasury stock, at cost; 44,361 shares in 2002 and 54,102 shares in 2001	**(851)**	(1,043)
Total shareholders' equity	**128,721**	97,937
Total liabilities and shareholders' equity	**$1,745,661**	$1,362,229

Refer to Washington Trust Bancorp, Inc.'s 2002 Annual Report on Form 10-K for a complete set of consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, (Dollars in thousands, except per share amounts)	2002	2001	2000
Interest income:			
Interest and fees on loans	**$49,576**	$50,618	$49,423
Interest on securities	**35,571**	33,988	32,068
Dividends on corporate stock and Federal Home Loan Bank stock	**1,973**	2,327	2,771
Interest on federal funds sold and other short-term investments	**219**	594	837
Total interest income	**87,339**	87,527	85,099
Interest expense:			
Savings deposits	**5,598**	5,127	4,383
Time deposits	**16,776**	18,866	19,841
Federal Home Loan Bank advances	**20,596**	24,068	22,886
Other	**87**	99	121
Total interest expense	**43,057**	48,160	47,231
Net interest income	**44,282**	39,367	37,868
Provision for loan losses	**400**	550	1,150
Net interest income after provision for loan losses	**43,882**	38,817	36,718
Noninterest income:			
Trust and investment management	**10,171**	10,408	10,544
Service charges on deposit accounts	**3,787**	3,514	3,297
Merchant processing fees	**3,002**	2,642	2,144
Net gains on loan sales	**2,884**	2,058	585
Income from bank-owned life insurance	**1,155**	1,134	1,047
Net realized gains on securities	**678**	348	760
Other income	**1,581**	1,381	1,335
Total noninterest income	**23,258**	21,485	19,712
Noninterest expense:			
Salaries and employee benefits	**23,793**	20,845	19,750
Net occupancy	**2,694**	2,632	2,601
Equipment	**3,333**	3,375	3,592
Merchant processing costs	**2,391**	2,124	1,707
Legal, audit and professional fees	**1,893**	1,336	1,883
Advertising and promotion	**1,180**	1,237	1,196
Outsourced services	**1,077**	975	776
Amortization of intangibles	**651**	129	129
Acquisition related expenses	**605**	–	1,035
Litigation settlement cost, net of insurance recovery	**–**	3,625	–
Other	**5,373**	5,375	4,879
Total noninterest expense	**42,990**	41,653	37,548
Income before income taxes	**24,150**	18,649	18,882
Income tax expense	**7,393**	5,541	5,673
Net income	**$16,757**	$13,108	$13,209
Weighted average shares outstanding – basic	**12,737.3**	12,039.2	11,976.9
Weighted average shares outstanding – diluted	**12,932.4**	12,202.5	12,102.6
Per share information:			
Basic earnings per share	**$1.32**	$1.09	$1.10
Diluted earnings per share	**$1.30**	$1.07	$1.09
Cash dividends declared per share	**$.56**	$.52	$.48

Refer to Washington Trust Bancorp, Inc.'s 2002 Annual Report on Form 10-K for a complete set of consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars in thousands)	Common Stock	Paid-in Capital	Retained Earnings	Unamortized Employee Restricted Stock	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at January 1, 2000	$745	$9,927	$67,686	$ –	$(191)	$ –	$78,167
Net income			13,209				13,209
Other comprehensive income, net of tax:							
Unrealized gains on securities, net of $1,919 income tax expense					4,712		4,712
Reclassification adjustment					(494)		(494)
Comprehensive income							17,427
Cash dividends declared			(6,630)				(6,630)
Shares issued	5	217					222
Balance at December 31, 2000	$750	$10,144	$74,265	$ –	$4,027	$ –	$89,186
Net income			13,108				13,108
Cumulative effect of change in accounting principle, net of tax					(391)		(391)
Other comprehensive income, net of tax:							
Unrealized gains on securities, net of $1,499 income tax expense					3,000		3,000
Reclassification adjustments					(220)		(220)
Comprehensive income							15,497
Cash dividends declared			(6,259)				(6,259)
Shares issued	4	552				17	573
Shares repurchased						(1,060)	(1,060)
Balance at December 31, 2001	$754	$10,696	$81,114	$ –	$6,416	$(1,043)	$97,937
Net income			16,757				16,757
Other comprehensive income, net of tax:							
Unrealized gains on securities, net of $1,629 income tax expense					3,310		3,310
Reclassification adjustments					(432)		(432)
Comprehensive income							19,635
Cash dividends declared			(7,154)				(7,154)
Issuance of employee restricted stock		1		(25)		24	–
Amortization of employee restricted stock				1			1
Shares issued		(185)				704	519
Shares issued for acquisition	64	18,255					18,319
Shares repurchased						(536)	(536)
Balance at December 31, 2002	**$818**	**$28,767**	**$90,717**	**$(24)**	**$ 9,294**	**$(851)**	**$128,721**

DISCLOSURE OF RECLASSIFICATION AMOUNT:

Years ended December 31,	2002	2001	2000
Reclassification adjustment for net gains included in net income	$(678)	$(348)	$(760)
Income tax effect on net gains	237	122	266
Reclassification adjustment for amortization of unrealized loss on interest rate floor contract included in net income	13	10	–
Income tax effect on interest rate floor contract amortization	(4)	(4)	–
Net reclassification adjustments	$(432)	$(220)	$(494)

Refer to Washington Trust Bancorp, Inc.'s 2002 Annual Report on Form 10-K for a complete set of consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, (Dollars in thousands)	**2002**	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$16,757**	$13,108	$13,209
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**400**	550	1,150
Depreciation of premises and equipment	**2,988**	3,036	3,323
Amortization of premium in excess of (less than) accretion of discount on debt securities	**1,983**	489	(149)
Deferred income tax benefit	**(1,262)**	(644)	(681)
Increase in bank-owned life insurance cash surrender value	**(1,155)**	(1,134)	(1,047)
Depreciation (appreciation) of derivative instruments	**384**	(712)	–
Net amortization of intangibles	**510**	129	129
Net realized gains on securities	**(678)**	(348)	(760)
Net gains on loan sales	**(2,647)**	(1,686)	(322)
Proceeds from sales of loans	**126,382**	98,198	23,769
Loans originated for sale	**(120,587)**	(102,583)	(23,437)
(Increase) decrease in accrued interest receivable	**(175)**	676	(1,790)
(Increase) decrease in other assets	**(1,981)**	(930)	186
(Decrease) increase in accrued expenses and other liabilities	**(733)**	807	2,857
Other, net	**248**	517	1,075
Net cash provided by operating activities	**20,434**	9,473	17,512
CASH FLOWS FROM INVESTING ACTIVITIES:			
Securities available for sale:			
Purchases	**(307,083)**	(160,774)	(128,227)
Proceeds from sales	**29,964**	238	40,288
Maturities and principal repayments	**187,549**	140,145	38,507
Securities held to maturity:			
Purchases	**(152,157)**	(131,570)	(22,745)
Maturities and principal repayments	**84,447**	37,841	14,235
Purchases of Federal Home Loan Bank stock	**–**	(3,933)	(1,931)
Principal collected on loans (under) over loan originations	**(12,507)**	6,394	(48,756)
Purchases of loans	**(62,433)**	(15,151)	–
Proceeds from sales of other real estate owned	**61**	151	95
Purchases of premises and equipment	**(3,400)**	(3,416)	(1,813)
Proceeds from sale of premises and equipment	**638**	–	–
Cash acquired, net of payment made for acquisition	**34,506**	–	–
Net cash used in investing activities	**(200,415)**	(130,075)	(110,347)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in deposits	**156,420**	81,192	74,931
Net increase (decrease) in other borrowings	**4,242**	(1,140)	(982)
Proceeds from Federal Home Loan Bank advances	**717,200**	1,217,000	404,500
Repayment of Federal Home Loan Bank advances	**(690,695)**	(1,162,872)	(379,686)
Purchase of treasury stock	**(536)**	(670)	–
Net effect of common stock transactions	**397**	266	(201)
Cash dividends paid	**(6,898)**	(6,135)	(6,387)
Net cash provided by financing activities	**180,130**	127,641	92,175
Net increase (decrease) in cash and cash equivalents	**149**	7,039	(660)
Cash and cash equivalents at beginning of year	**50,899**	43,860	44,520
Cash and cash equivalents at end of year	**$51,048**	$50,899	$43,860

(continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, (Dollars in thousands)	**2002**	2001	2000
NONCASH INVESTING AND FINANCING ACTIVITIES:			
Net transfers from loans to other real estate owned	**$84**	$187	$109
Loans charged off	**497**	433	683
Loans made to facilitate the sale of other real estate owned	**–**	–	60
Increase in unrealized gain on securities available for sale, net of tax	**2,878**	2,389	4,218
Increase in paid-in capital resulting from tax benefits on stock option exercises	**123**	307	423
In conjunction with the April 16, 2002 acquisition of First Financial Corp., assets were acquired and liabilities were assumed as follows:			
Fair value of assets acquired	**$204,762**		
Less liabilities assumed	**166,708**		
SUPPLEMENTAL DISCLOSURES:			
Interest payments	**$42,955**	$48,859	$45,970
Income tax payments	**8,607**	5,632	5,838

Refer to Washington Trust Bancorp, Inc.'s 2002 Annual Report on Form 10-K for a complete set of consolidated financial statements.

INDEPENDENT AUDITORS' REPORT


KPMG

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Washington Trust Bancorp, Inc. and subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002 (not presented herein); and in our report dated January 14, 2003, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Providence, Rhode Island
January 14, 2003

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Scope of Responsibility – Management prepares the accompanying financial statements and related information and is responsible for their integrity and objectivity. The statements were prepared in conformity with accounting principles generally accepted in the United States of America. These financial statements include amounts that are based on management's estimates and judgments. We believe that these statements present fairly the Corporation's financial position and results of operations and that the other information contained in the Annual Report is consistent with the financial statements.

Internal Controls – We maintain and rely on systems of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized and recorded. We continually monitor these internal accounting controls, modifying and improving them as business conditions and operations change. Our internal audit department also independently reviews and evaluates these controls. We recognize the inherent limitations in all internal control systems and believe that our systems provide an appropriate balance between the costs and benefits desired. We believe our systems of internal accounting controls provide reasonable assurance that errors or irregularities that would be material to the financial statements are prevented or detected in the normal course of business.

Independent Auditors – Our independent auditors, KPMG LLP, have audited the consolidated financial statements. Their audit was conducted in accordance with auditing standards generally accepted in the United States of America, which includes the consideration of our internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management.

Audit Committee – The audit committee of the board of directors, composed solely of outside directors, assists the board of directors in overseeing management's discharge of its financial reporting responsibilities. The committee meets with management, our director of internal audit and representatives of KPMG LLP to discuss significant changes to financial reporting principles and policies and internal controls and procedures proposed or contemplated by management, our internal auditors or KPMG LLP. Additionally, the committee assists the board of directors in the selection, evaluation and, if applicable, replacement of our independent auditors; and in the evaluation of the independence of the independent auditors. Both internal audit and KPMG LLP have access to the audit committee without management's presence.

Code of Ethics – We recognize our responsibility for maintaining a strong ethical climate. This responsibility is addressed in the company's written code of ethics.



John C. Warren
Chairman and
Chief Executive Officer



David V. Devault
Executive Vice President,
Treasurer and Chief Financial Officer

WASHINGTON TRUST BANCORP, INC.

Board of Directors

Alcino G. Almeida, Retired Executive Vice President and General Manager
The Day Publishing Company

Gary P. Bennett, Retired Chairman and Chief Executive Officer
Analysis and Technology, Inc.

Steven J. Crandall, Vice President
Ashaway Line and Twine Manufacturing Company

Richard A. Grills, Consultant
Bradford Dyeing Association, Inc.

Larry J. Hirsch, Retired President
Westerly Jewelry Co.

Katherine W. Hoxsie, CPA, Vice President
Hoxsie Buick-Pontiac-GMC Truck, Inc.

Mary E. Kennard, Vice President and University Counsel
The American University

Edward M. Mazze, Ph.D., Dean, College of Business Administration
University of Rhode Island

Victor J. Orsinger, II, Partner
Orsinger and Nardone, Attorneys at Law

H. Douglas Randall, III, President
H.D. Randall, Realtors

Joyce Olson Resnikoff, Chief Executive Officer
Olde Mistick Village

Patrick J. Shanahan, Jr., Retired Chairman, President and Chief Executive Officer
First Financial Corp.

James P. Sullivan, CPA, Retired Finance Officer
Roman Catholic Diocese of Providence

Neil H. Thorp, President
Thorp and Trainer, Inc.

John F. Treanor, President and Chief Operating Officer
Washington Trust Bancorp, Inc.

John C. Warren, Chairman and Chief Executive Officer
Washington Trust Bancorp, Inc.

Officers of the Corporation

John C. Warren, Chairman and Chief Executive Officer
John. F. Treanor, President and Chief Operating Officer
David V. Devault, Executive Vice President, Treasurer and Chief Financial Officer
Harvey C. Perry, II, Senior Vice President and Secretary

The Washington Trust Company Directors' Advisory Council

William Atherton
Charles M. Baker, Jr.
Charles C. Buffum
David Curtis
Joseph J. Kirby
Jacques de Laporte
James W. McCormick, Jr.
Thomas F. Moore
Brendan P. O'Donnell
Arthur Perry
Joseph H. Potter
Joseph E. Pucci
Anthony J. Rose, Jr.
John F. Sullivan
James D. Thornton
William Blunt White

SENIOR MANAGEMENT OF THE WASHINGTON TRUST COMPANY

John C. Warren, Chairman and Chief Executive Officer
John F. Treanor, President and Chief Operating Officer

Financial Administration

David V. Devault, Executive Vice President, Secretary, Treasurer and Chief Financial Officer
Mark K.W. Gim, Senior Vice President, Financial Planning and Asset Liability Management

Commercial Lending

James M. Vesey, Senior Vice President and Chief Credit Officer
Louis J. Luzzi, Senior Vice President, Commercial Lending
Julia Anne Slom, Senior Vice President, Commercial Real Estate Group

Compliance

Dennis L. Algiere, Senior Vice President, Compliance and Community Affairs

Credit Administration

William D. Gibson, Senior Vice President, Credit Administration

Human Resources

Vernon F. Bliven, Senior Vice President, Human Resources

Marketing

Elizabeth B. Eckel, Senior Vice President, Marketing

Non-Profit Resources

Harvey C. Perry, II, Senior Vice President, Director of Non-Profit Resources

Operations and Technology

Barbara J. Perino, CPA, Senior Vice President, Operations and Technology

Retail Banking

B. Michael Rauh, Jr., Senior Vice President, Retail Banking
Joseph E. LaPlume, Senior Vice President, Business Services
Carl M. Amaral, Senior Vice President and Regional Manager
Russell W. Hahn, Senior Vice President and Regional Manager

Retail Lending

Stephen M. Bessette, Senior Vice President, Retail Lending
Philip L. Friend, Senior Vice President, Retail Lending

Trust & Investment Services

Rogean B. Makowski, Senior Vice President, Trust Officer
Mary M. McGoldrick, Senior Vice President and Chief Investment Officer

Phoenix Investment Management

Gerald J. Fogarty, Jr., Managing Director, Phoenix Investment Management
Marie J. Langlois, Managing Director, Phoenix Investment Management

SHAREHOLDER INFORMATION

Stock Transfer and Dividend Disbursing Agent

Mellon Investor Services, our stock transfer and dividend disbursing agent, is responsible for our shareholder records, issuance of stock certificates, distribution of our dividend checks, and IRS Form 1099. You may contact Mellon for assistance with changing your address, transferring a stock certificate, or replacing a lost, stolen or destroyed stock certificate. You may also use one of these methods to obtain information and access your shareholder records:



By Telephone: Call the Shareholder Information Line toll-free, 1-800-852-0354. After listening to the menu of options for tax information, you will be cued to press 2 for the Main Menu. From here you may select from the following options:

Press **1** *to:*

- Access tax information
- Report a change of address
- Obtain a W-9 form
- Request stock transfer instructions
- Obtain enrollment material

Press **ABC 2** *to:*

- Access account share balance
- Obtain your Dividend Reinvestment Plan (DRIP) option status
- Obtain information on the status of a dividend check
- Request a duplicate plan statement

Press **DEF 3** *to:*

- Learn the current share price and dividend
- Obtain other information from a customer services representative. To speak with a customer service representative, press 1 for other information. You'll then be directed to press 4. The voice prompt will ask you to punch in your social security number. The system will give you some basic information about your account, and will then automatically direct your call to a customer service representative.



On the Internet:
Go to the secure Investor Direct site, https://vault.melloninvestor.com/isd. To access your account information, type in your Social Security Number and 4-digit PIN. If you are enrolling for the first time, click the "Establish PIN" button and follow the prompts to select a 4-digit numeric PIN. This will bring you to your personal account status page, where you will be able to perform these account management functions:

- Change your primary address
- Check your Dividend Reinvestment Plan (DRIP) selection
- Obtain a duplicate Form 1099
- View your total number of shares
- Download Form W9, Stock Power and other forms
- Request online support



Via U.S. Mail
To transfer a stock certificate, or replace a lost, stolen or destroyed stock certificate, you must submit a request in writing to Mellon Investor Services. To submit your request via registered or overnight mail, send the information to Mellon Investor Services Corporate Office, 85 Challenger Road, Ridgefield Park, NJ 07660. Requests submitted by regular mail delivery should be sent to Mellon Investor Services, PO Box 3315, South Hackensack, NJ 07606-1915.

Dividend Reinvestment

The Corporation's Dividend Reinvestment (DRIP) and Stock Purchase Plan enables shareholders to reinvest their quarterly dividends in Washington Trust shares. Plan members are also permitted to make optional cash purchases of common stock up to $10,000 each quarter. Information about the Plan is available on request by contacting Mellon Investor toll-free, 1-800-852-0354, via the Internet at https://vault.melloninvestor.com/isd, or by writing to the Mellon Investor Direct Services Corporate Office at 85 Challenger Road, Ridgefield Park, NJ 07660.

Investor Information

Copies of our most recent annual or quarterly reports and a copy of our 2002 Annual Report on Form 10-K are available at no charge by contacting Elizabeth B. Eckel, Senior Vice President, Marketing, at 401-348-1309 or 1-800-475-2265. You may write to Ms. Eckel at the Bank's Corporate Office, 23 Broad Street, Westerly, RI 02891. The annual report is also available on our website, www.washtrust.com.

WASHINGTON TRUST LOCATIONS

Rhode Island Offices

WESTERLY
Main Office
23 Broad Street, Westerly, RI 02891
401-348-1200

Franklin Street Office
126 Franklin Street, Westerly, RI 02891
401-348-1367

McQuade's Marketplace
106 Main Street, Westerly, RI 02891
401-348-1201

RICHMOND
Richmond Office
1200 Main Street, Wyoming, RI 02898
401-539-2427

BLOCK ISLAND
Block Island Office
Ocean Avenue, Block Island, RI 02807
401-466-7710

CHARLESTOWN
Charlestown Office
4137 Old Post Road, Charlestown, RI 02813
401-364-4000

NARRAGANSETT
Sweet Meadows Office
20 Point Judith Road, Narragansett, RI 02882
401-782-1000

Bonnet Shores Office
885 Boston Neck Road, Narragansett, RI 02882
401-782-4800

SOUTH KINGSTOWN
Wakefield Office
730 Kingstown Road, Wakefield, RI 02879
401-782-4200

NORTH KINGSTOWN
North Kingstown Office
7625 Post Road, North Kingstown, RI 02852
401-295-4700

PROVIDENCE
Providence Office
180 Washington Street, Providence, RI 02903
401-421-3600

Providence Trust and Investment Services Office
66 South Main Street, Providence, RI 02903
401-861-8440

Phoenix Investment Management
68 South Main Street, Providence, RI 02903
401-331-6650

CRANSTON
Cranston Office
645 Reservoir Avenue, Cranston, RI 02910
401-946-1004

WARWICK
Warwick Office
236 Centerville Road, Warwick, RI 02886
401-739-2353
(Opening Spring 2003)

Connecticut Offices

MYSTIC

Mystic Office
Olde Mistick Village
Mystic, CT 06355
860-536-1200

A&P Super Foodmart
179 Stonington Road
Mystic, CT 06355
860-572-7100

McQuade's Marketplace
14 Clara Drive
Mystic, CT 06355
860-572-2058

Account Information Center

401-348-1200 or toll-free 1-800-475-2265
In Connecticut, call 860-443-1508

XPress Banking

Bank by phone 24 hours a day, 7 days a week
at 401-348-1399 or toll-free 1-800-226-5877

Online Banking

Bank via the Internet
24 hours a day, 7 days a week at www.washtrust.com

Website

Current information available at www.washtrust.com



23 Broad Street, Westerly, Rhode Island 02891

www.washtrust.com